August 31, 2012

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Sears Hometown and Outlet Stores, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed August 23, 2012
File No. 333-181051

Dear Ms. Ransom:

This letter sets forth the responses of Sears Hometown and Outlet Stores, Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated August 30, 2012, relating to Amendment No. 5 to the Registration Statement of Form S-1, File No. 333-181051, filed on August 23, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold and italicized below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 6, as well as four copies of a blacklined version of Amendment No. 6, marked to show changes from the Registration Statement filed on August 23, 2012.

General

1.	Please confirm to us that the following information will be included in the final prospectus disseminated to stockholders and filed pursuant to the applicable provisions of Securities Act Rule 424. Please also confirm to us that such information will not be known to you at the time of effectiveness, notwithstanding the information contained in Sears Holdings Corporation’s press release issued on August 28, 2012. Please inform us of any information, in addition to the following information, that will be omitted from the registration statement at the time of effectiveness.

Mara L. Ransom U.S. Securities and Exchange Commission	August 31, 2012

•	Distribution ratio,
•	Expiration date for the rights offering,
•	The latest date to which the rights offering may be extended, and
•	The latest date for which the subscription rights may be transferred.

In response to the Staff’s comment, the Company confirms that the information listed above will be included in the final prospectus disseminated to stockholders and filed pursuant to the applicable provisions of Securities Act Rule 424. The Company also confirms that none of such information will be known to the Company at the time of effectiveness. The Company respectfully submits that the only additional information that will be omitted from the Registration Statement at the time of effectiveness is (i) the number of shares of the Company’s common stock to be beneficially owned by the Company’s directors, executive officers and 5% stockholders following the rights offering and (ii) the number of shares of the Company’s common stock that is expected to be (a) freely tradable without restriction in the public markets and (b) held by “affiliates” and subject to restrictions on resale, as the information described in (i) and (ii) above will not be available to the Company until the record date for the rights offering and the determination of the distribution ratio noted in your comment above. The Company further confirms that the information described in (i) and (ii) above will be included in the final prospectus disseminated to stockholders and filed pursuant to the applicable provisions of Securities Act Rule 424.

Risk Factors, page 29

2.	Please include a risk factor discussing the risks to investors of your being a controlled company.

In response to the Staff’s comment, the Company has revised the disclosure to include the requested risk factor.

Risks Relating to Our Business, page 29

Mr. Lampert and ESL, whose interest may be different from your interests…, page 39

3.	Please state in this risk factor, as you do on page 139, that ESL may own up to 100% of your outstanding stock following the separation depending on whether holders exercise their subscription rights.

In response to the Staff’s comment, the Company has revised the disclosure to include the requested language.

Security Ownership of Certain Beneficial Owners and Management, page 119

Mara L. Ransom U.S. Securities and Exchange Commission	August 31, 2012

4.	Please update the date of the beneficial ownership table as of a more recent practicable date.

In response to the Staff’s comment, the Company has revised the disclosure to update the date of the beneficial ownership table as of a more recent, most practicable date.

The Rights Offering, page 136

Principal Stockholder, page 138

5.	We note that an investment vehicle affiliated with ESL may transfer the rights that it receives to other entities affiliated with ESL or to the investor in such investment vehicle. We also note that you have not registered the potential resale of the rights by such investment vehicle. Please provide us with an analysis for the exemption from registration that such investment vehicle intends to rely on for any transfers of the rights that it will receive.

In response to the Staff’s comment, the Company respectfully submits that, to the extent an entity affiliated with ESL transfers the rights that it receives to another entity affiliated with ESL, the exemption from registration that the Company expects such transferring entity would be relying on is the so-called Section 4(1-1/2) exemption. The “Section 4(1-1/2) exemption” is considered to be a hybrid exemption. Courts, following the United States Court of Appeals Second Circuit’s decision in Gilligan Will & Co. v. SEC, (267 F.2d 461 (2d Cir.), cert. denied 361 U.S. 896 (1959), have found a nexus between the private placement exemption provided under Section 4(2) of the Act and the non-issuer transaction exemption provided under Section 4(1), thereby permitting private sales by persons who are not deemed to be an issuer, dealer or underwriter under Section 4(1) so long as those sales comply with the requirements of Section 4(2) for a private placement. Section 4(1) of the Act exempts from registration all “transactions by any person other than an issuer, underwriter, or dealer.” Section 4(2) exempts from registration “transactions by an issuer not involving any public offering.” The potential transfer between entities affiliated of ESL would not be a public offering as the transferee would be (i) an affiliate of the transferor and (ii) a sophisticated accredited investor that does not need the protections of the Securities Act. In addition, we note that in any such transfer, the acquiring entity would be acquiring such rights subject to the same restrictions on transfer as the transferring entity (i.e. as restricted securities).

In addition, the Company confirms that any distribution of the rights to the investor in the investment vehicle affiliated with ESL as described in the Registration Statement would not be a sale of the rights but a distribution of assets from the investment vehicle to such investment vehicle’s investor and all such distributions would be conducted in accordance with an applicable exemption from the registration requirements under the Securities Act.

Mara L. Ransom U.S. Securities and Exchange Commission	August 31, 2012

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Bruce Johnson, Chief Executive Officer, Sears Hometown and Outlet Stores, Inc. Dane A. Drobny, Senior Vice President, General Counsel and Corporate Secretary, Sears Holding Corporation

Enclosures